NO ACT

P.E.
01/11/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 08 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





13002113

March 8, 2013

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-08-13

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Torres:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to FirstEnergy by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated February 12, 3013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal requests a report on actions that FirstEnergy is taking or could take to reduce risk throughout its energy portfolio by "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources".

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to FirstEnergy's ordinary business operations. Proposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which FirstEnergy relies.

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 12, 2013

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to FirstEnergy Corp. Regarding Energy Efficiency and Renewables to Reduce Energy Portfolio Risk

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund ("Proponent"), has submitted a shareholder proposal (the "Proposal") to FirstEnergy Corporation ("FirstEnergy" or the "Company").

I have been asked by Proponent to respond to the Company's No Action request letter dated January 11, 2013, sent to the Securities and Exchange Commission ("Staff") by Lucas F. Torres of the law firm Akin Gump Strauss Hauer and Feld, LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from its 2013 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10).

A copy of this letter is being e-mailed concurrently to Lucas F. Torres.

SUMMARY

The resolved clause of the Proposal states:

> Shareholders request a report [reviewed by a board committee of independent directors] on actions the Company is taking or could take to reduce risk throughout its energy portfolio by diversifying the Company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.

The full text of the resolution is included as Appendix 1 to this letter.

The Proposal is motivated by apparent incongruities in the Company's public disclosures and public policy initiatives. While the Company reports publicly that it is dedicated to expanding energy efficiency and renewable energy resources, in its headquarters-state of Ohio, the Company and its CEO have been leading advocates against energy efficiency mandates and targets. However, none of the referenced reporting by the Company has detailed this strategy of opposing public energy efficiency and renewable energy goals and incentives while purportedly

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

being "dedicated" to these public goals.

The Company first asserts that the Proposal is excludable as relating to ordinary business, but Staff precedents on similar proposals show this is not excludable under Rule 14a-8(i)(7). The subject matter of the Proposal arises from a significant policy issue - alternative energy strategies geared toward reducing power generation's impacts on the climate - and the Proposal does not seek to micromanage the Company. As such, exclusion of the Proposal on ordinary business grounds would be inappropriate.

Second, the Company asserts that the Proposal is vague or misleading. However, the language of the Proposal is clear, and neither shareholders nor the Company would be unable to ascertain what is being voted on or how to implement it. In particular, the Company focuses on the meaning of the word "risk." In the context of the Proposal, the meaning is clear.

Third, the Company asserts that the Proposal is excludable because the Company has substantially implemented the requests of the Proposal. Although the Company has published some information regarding its renewable energy and energy efficiency assets, the information published does not fulfill the guidelines of the Proposal, which calls for a report on actions the Company is taking or could take to reduce risk throughout its energy portfolio through energy efficiency and renewable energy resources. The Company's sustainability report omits information needed to not make it misleading or incomplete. In particular, the Company asserts in its sustainability report, which the Company claims substantially implements the Proposal, that it is "dedicated" to Ohio's energy efficiency and renewable energy goals, but the evidence shows it has undertaken activities ***aggressively opposing*** those goals to which it is purportedly "dedicated." Since this seems to be a core risk management strategy, disclosure and analysis of the role of this strategy would be essential to any report that would be deemed to "substantially implement" the Proposal.

ANALYSIS

1. <u>The Proposal is not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).</u>
The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998). The Company has not met its burden that it is entitled to exclude the Proposal. Rule 14a-8(g).

The Staff made it clear in Staff Legal Bulletin 14E that when a proposal on risk is evaluated, the important question is whether the subject matter giving rise to the proposal relates to a significant policy issue, or whether it only relates ordinary business:

> On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the Company engaging in an evaluation of risk, we will instead focus

> on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the Company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the Company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the Company.

a. The subject matter giving rise to the present Proposal is a non-excludable social policy issue.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7), ordinary business, because it relates to day-to-day matters of concern to the utility, such as the mix of energy sources utilized by the Company in its generation, distribution and transmission of electricity. Yet, the issue of expanding the use of low-carbon methods for fulfilling energy generation is a significant social policy issue, which causes this Proposal to not be excludable as ordinary business.

The Staff has long viewed resolutions calling for action on alternative energy programs as a policy determination beyond the scope of ordinary business. See, for example, *Philadelphia Electric Co.* (February 28, 1983) in which a proposal requesting the company's board affirm management's intention to move forward with comprehensive conservation and alternative energy programs and suggests specific actions to be taken was not excludable under Rule 14a-8(c)(7) because the Staff noted that calling for company action with respect to comprehensive conservation and alternative energy programs "involves a policy determination beyond the scope of the ordinary business operations of the company." In that proposal, the resolution asked for the board of directors of the company to:

1. Affirm the stated intention of management to move forward with comprehensive conservation and alternative energy programs;
2. Request management to implement measures designed to
   a) reduce electrical heating and cooling needs through improved efficiency, cogeneration, and the use of passive solar and other renewable technologies;
   b) reduce peak loads;
   c) provide customer financing programs for energy-saving improvements;
   d) educate customers.
3. Publicize these programs widely to consumers;
4. Develop a consumer advisory council to aid in developing and evaluating these

programs; and

5. Report to shareholders at or before the annual meeting in 1984 on the progress on these matters.

The Staff decision expressly stated that a proposal calling for company action with respect to comprehensive conservation and alternative energy programs involves a policy determination beyond the scope of the ordinary business operations of the company. It is important to note that when this decision was issued thirty years ago in 1983, this was a significant policy issue, which was held to transcend ordinary business; it is even more important today, when climate change is so widely recognized to be occurring, and with such substantial stakes for both companies and society.

Even in that proposal decades ago, the balance between risks to the company and risks to society was apparent to shareholders. The supporting statement for the 1983 proposal, which was found to be not excludable, emphasized benefit and risk to the company: "Conservation and renewable energy makes sense economically and environmentally. As construction costs increase and as interest rates remain high, these technologies provide a buffer. They further help the company to reduce vulnerability to central power plant outages, whether nuclear or otherwise, and to the fluctuating and high cost of oil."

The same finding that alternative energy proposals at utilities did not reflect excludable ordinary business was repeated in numerous other energy efficiency and renewable energy proposals. For instance, *Pacific Gas and Electric Co.* (February 2, 1983) (proposal requesting establishment of a wind power advisory board to research and make recommendations regarding the development of wind power was a matter of policy and did not relate to the ordinary business operations of the company); *Kansas Gas and Electric Co.* (March 27, 1980) (proposal recommending significant capital investment in energy conversation and in the use of alternative energy sources could not be omitted under rule 14a-8(c)(7) where the Staff was of the view that a request for significant expenditures to develop conversation and alternative energy programs involved a policy determination beyond the scope of ordinary business).

Proposals specifically requesting investment in renewables have also been found to be non-excludable. In *Duke Energy Corp.* (February 13, 2001), a shareholder proposal which requested that Duke invest resources to build new electrical generators sourced from solar and wind power was not allowed to be omitted from the company's proxy material under rules 14a-8(i)(3) and (i)(7). Also, in *Exxon Mobil Corp.* (March 18, 2008) a shareholder proposal requesting that the company's board establish a committee to study steps and report to shareholders on how the company could become the industry leader in developing and making available the technology needed to enable the U.S. to become energy independent in an environmentally sustainable way was not excludable under rules 14a-8(i)(7) or (i)(10). These proposals are on par with the current proposal, because the same subject matter, alternative energy, gives rise to them.

In contrast, Proponent is aware that proposals requesting that a company make **particular** energy efficiency or renewable energy products or services available were found excludable. See for example, *Dominion Resources, Inc.* (February 22, 2011) (a shareholder proposal requesting that the company offer Virginia electric-power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012); *Dominion Resources, Inc.* (February 3, 2011) (a shareholder proposal requesting that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation was excludable).

An example cited by the Company, *WPS Resources* (February 16, 2001), well exemplifies another kind of proposal that intrudes into ordinary business by becoming prescriptive and overstepping the boundary of issues more appropriate for management to resolve. That proposal, found to be excludable as ordinary business, asked the company "to consider developing some or all of the following":

1. A plan to identify chronic high outage service areas and to effect remedial actions as quickly as possible to restore reliable electric service for the respective customers.
2. A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format and deploy such documentation on the company's website in a readily obvious manner.
3. A plan to improve the overall energy efficiency of existing commercial and industrial customers by leveraging PSC/W Rule: 1-AC-183 to construct new cogeneration capacity.
4. A plan to improve the overall energy efficiency of private and public sector building customers by deploying small-scale cogeneration technologies.
5. A plan to improve the overall energy efficiency of customers by deploying off peak powered phase change air conditioning technologies.
6. A plan to develop a joint venture to manufacture small-scale cogeneration technologies within Wisconsin.
7. A plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin.
8. A plan to abandon the Arrowhead-to-Weston venture and withdraw the associated application for a CPCN currently before the PSC/W.

This example and the others cited by the Company are very far from the present Proposal, which leaves adequate flexibility and discretion with the management to report on the broad policy area of interest to the investors without overstepping into the specifics of management decision-making. The Company also cites an array of cases regarding risk assessment. The difference between those cases and the present matter is that, in the present matter, the Staff has long held that matters of energy efficiency and renewable energy are a significant policy issue. The Company also cites a series of Staff precedents on choice of process and technologies; again, those cases involved efforts to drive specific technology decisions that were not otherwise related to significant policy issues. Furthermore, the Company cites a series of outdated decisions on climate change. These proposals would likely be decided differently today in light of the recent guidance on climate disclosure, which has now made clear that climate change is a significant policy issue.

There is no part of the present Proposal that overreaches into ordinary business. The series of Staff decisions cited above show that the subject matter of energy efficiency and alternative energy, including renewable energy, is itself a significant social policy issue. The Proposal is in fact limited to such a significant policy issue and does not extend to the examples cited by the Company such as employee relations, tax payments, accounting, etc., which the Staff has found to be categories and proposals that can be problematic in reaching into ordinary business.

The subject matter of the Proposal arises out of the significant policy issues of energy efficiency and climate change, and there is a substantial nexus to the Company. The fact that climate change is one of many issues that the Company must contend with in its risk evaluation processes does not render this issue excludable where shareholders seek additional disclosure and attention to this significant policy issue.

b. SEC Climate Change Guidance further recognizes the existence of a significant policy issue where climate change is implicated.

Below, we will review at length why climate change as a subject matter is now a significant social policy issue. To summarize here briefly, there is a groundswell of policymaking underway on this issue at the international, federal and state levels, and the public and media have come to recognize that climate change is happening. President Obama also mentioned this concern as a priority for action in his January 2013 inaugural address.

In the SEC's February 8, 2010 Climate Change release (Release Nos. 33-9106; 34-61469; FR-82), "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters", the SEC explained that climate change had become a **topic of intense public discussion as well as significant national and international regulatory activity**. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and the EPA's greenhouse gas reporting program.

This new disclosure guidance was needed, according to the SEC because "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions." **In our view, this guidance demonstrates that the SEC recognizes climate change as a significant public policy issue affecting many businesses.**

The guidance describes various ways that registrants may be required to disclose climate related risks under existing reporting requirements. Among other things, the guidance notes that financial risks may arise from physical risks to entities other than the registrants themselves. Climate Guidance, p. 7.

The recognition of climate risks in the Guidance is not the only initiative seeking expanded disclosure of these issues. Indeed, some recent calls for climate-related disclosure by the New York Atty. Gen. seeking disclosure of greenhouse gas emissions and potential climate liabilities have resulted in settlements with several companies that will lead to enhanced disclosure.[1]

To the extent that the Climate Guidance and other initiatives do not produce the needed levels of disclosure at particular companies, the shareholder resolution process provides one of the most important mechanisms for encouraging companies to enhance their disclosure. Given the significance of this issue, and increasing focus of nongovernmental organizations and others on the financial sector as pivotal to the needed solutions, this is an essential area for shareholder initiatives.

In addition, many of the recent environmental proposals found to transcend ordinary business relate to greenhouse gas emissions, for instance: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% renewable energy sourcing between 2015 and 2025; *General Electric Co.* (January 31, 2007) (report on global warming); and *Ford Motor Co.* (March 6, 2006) (annual report on global warming and cooling). Proposals seeking such action by energy companies like Exxon Mobil are no different then a proposal geared towards a utility. Both of them have energy at the core of their business, and both face significant public policy challenges associated with climate change and the quest for low carbon energy sources.

c. Public concerns and changing public policies regarding climate change are substantial social policy challenges facing the Company, therefore demonstrating a clear nexus.

The stakes regarding the Company's energy risk portfolio management have been escalated by likely regulatory developments on climate change. As such, there is an unavoidable nexus for the Company.

According to the report, "Practicing Risk Aware Regulation: What Every State Regulator Needs to Know," CERES, April 2012, investments by utilities that are being made today are long lived, which makes risks associated with future climate regulation an overshadowing concern in energy portfolio risk:

> [G]eneration, transmission and distribution assets can have expected useful lives of 30 or 40 years or longer. This means that many of these assets [built today] will likely still be operating in 2050, when electric power producers may be required to reduce greenhouse gas emissions by 80 percent or more to avoid potentially catastrophic impacts from climate change.

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[1] Companies agreed to enhanced disclosure in settlement. For information about the settlement agreements, see the New York Attorney General's Office press releases relating to: Xcel Energy, available at http://www.oag.state.ny.us/media_center/2008/aug/aug27a_08.html; Dynegy Inc., available at http://www.oag.state.ny.us/media_center/2008/oct/oct23a_08.html; and AES Corporation, available at http://www.oag.state.ny.us/media_center/2009/nov/nov19a_09.html.

Renewable energy and energy efficiency, the focus of the Proposal, are two of the best ways of heading off a collision with those likely public regulatory restrictions.

Utility energy efficiency programs have grown dramatically, from $1.9 billion in 2006 to $8.3 billion in 2011, and are expected to increase in coming years. Sustainable Energy Factbook, p. 59. This trend is continuing because many states and their utilities that provide their energy increasingly recognize the value that the programs offer for customers – specifically, energy efficiency is the least expensive resource that can be deployed, based upon a leveled cost of energy analysis. Lazard, "Levelized Cost of Energy Analysis," June 2011.

In FirstEnergy's headquarters state of Ohio, state energy efficiency standards were designed to provide financial incentives for utilities to achieve energy efficiency and renewable energy goals. Other utilities in Ohio, such as AEP Ohio and Duke Energy Ohio, have been over-complying with the standard and earning the requisite financial incentives.

The Company has distinguished itself among its peers by the degree to which it is resistant to public policy initiatives for alternative energy sources aimed at reducing the utility's carbon footprint. In contrast to its public disclosures of being "dedicated" to the state's energy efficiency goals, the Company has been seeking to eliminate or freeze those public mandates.

d. The Proposal does not micromanage the Company's business.

The Proposal seeks a general report on how the Company sees alternative energy sources, including renewable energy and energy efficiency, as fitting into its risk management strategies. As such, it does not micromanage the choices that the Company makes, but only requests information at a top-level analysis, appropriate for shareholders to review. Nor does it dictate the choice of technologies. It seeks information on technologies, but in doing so it relates directly to the significant policy issue at hand.

e. US and global developments demonstrate that climate change and alternative energy are significant policy issues.

In case there is any doubt that climate change is a significant policy issue, we include here an analysis of factual developments, etc. that document the prominence of this issue in public debate, media, policymaking, etc.

Climate change is widely acknowledged to exist and to be a significant policy issue.

Last year, 2012, was a significant turning point for the issue of climate change. The year was the warmest 12-month period the nation has experienced since recordkeeping began in 1895 – one degree warmer than the previous record warm year of 1998.[2] In 2012, the United States

[2] National Climatic Data Center Website, State of the Climate National Overview Annual 2012, National Oceanic and Atmospheric Administration. (http://www.ncdc.noaa.gov/sotc/national/2012/13)

experienced a devastating drought throughout the Western and Midwestern states – the worst in half a century, record wildfire activity, near-record low Great Lakes levels, and the warmest Spring on record for 37 of 50 states.[3] The year saw "superstorm" Sandy, which devastated large parts of the coastal northeast, including causing unprecedented storm damage in the major metropolitan area of New York City, as well as severe damage in surrounding states. Last year's unprecedented weather events, Hurricane Sandy especially, have resulted in widespread recognition of the reality of global warming and climate change. As the title of an op-ed by the well-known columnist Nicholas Kristof stated in the Times, "Will Climate Get Some Respect Now?"[4] Indeed, as the cover of Bloomberg Businessweek following Hurricane Sandy put it bluntly, "IT'S GLOBAL WARMING, STUPID."[5] [capitalization in original]

From this past year's devastation of the East Coast by Hurricane Sandy to forest fires in Colorado, to receding glaciers and melting ice caps, the effects of climate change are ubiquitous and undeniable. The United Nations Intergovernmental Panel on Climate Change (IPCC), the premier international scientific consortium studying climate change, reports:

- Earth's surface temperature has increased 1.33 degrees Fahrenheit since 1900 (0.74 degrees Celsius), mostly in the last 50 years, likely making this the warmest period of the last 1,300 years;
- Eleven of the last 12 years have been the warmest in the instrumental record, dating back to 1850;
- Recent temperature and carbon dioxide (CO_2) emission trends are at the high end of the range forecast by the IPCC, with the global average temperature now rising about one-half degree Fahrenheit per decade;
- The frequency of heat waves, forest fires and heavy precipitation events has increased globally since 1950;
- Areas affected by drought have spread globally since the 1970s and the incidence of coastal flooding has increased since 1975;
- Arctic sea ice cover has shrunk 20 percent since 1978, when satellite measurements began; and
- The rate of sea level rise has jumped 70 percent since 1993, compared to the prior 30-year measurement period. Rapid melting of the Greenland ice sheet is now raising new concerns that the amount of sea level rise that might occur this century will be measured in meters, not inches.[6]

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[3] National Climatic Data Center Website, State of the Climate National Overview Annual 2012, National Oceanic and Atmospheric Administration. (http://www.ncdc.noaa.gov/sotc/national/2012/13)
[4] "Will Climate Get Some Respect Now?," New York Times, October 31, 2012. (http://www.nytimes.com/2012/11/01/opinion/kristof-will-climate-get-some-respect-now.html)
[5] "It's Global Warming, Stupid," Bloomberg Businessweek, November 1, 2012. (http://www.businessweek.com/articles/2012-11-01/its-global-warming-stupid)
(Image of cover available at: http://www.npr.org/blogs/thetwo-way/2012/11/01/164106889/bloomberg-businessweeks-cover-its-global-warming-stupid)
[6] "Summary for Policymakers of the Synthesis Report of the IPCC Fourth Assessment Report," Intergovernmental Panel on Climate Change, Geneva, Switzerland, Nov. 16, 2007.

A recent report commissioned by the World Bank describes the extreme risks of a 4°C increase in temperature, which includes increased frequency of heat waves, drought, ocean acidification and rising sea levels, which will devastate human health, ecosystems, and biodiversity.[7] And yet, we appear to be on pace for a 4°C temperature rise.[8] Clearly, immediate action is needed to halt or reverse the warming trend.

The Stern Review on the Economics of Climate Change (Oct. 2006)[9] focused on the economic impacts of acting and not-acting to minimize climate change. The 700-page report was released to the British Government by economist Sir Nicholas Stern. Stern is the chair of the Grantham Research Institute on Climate Change and the Environment at the London School of Economics, the chair of the Centre for Climate Change Economics and Policy (CCCEP) at Leeds University and the London School of Economics, and the former Chief Economist at the World Bank. The report projected that an investment equivalent to 1% of the world's annual economic output by 2050 in methods to cut GHG emissions is necessary to avoid environmental costs of global warming ranging between 5% to 20% of the world's gross domestic product after 2050. "With nearly $6 trillion in market capitalization, the global financial sector will play a vital role in supporting timely, cost-effective solutions to reduce U.S. and global greenhouse gas emissions."[10] While the Stern Review is not the first economic report on climate change, it is significant because it is the most comprehensive and widely known and discussed report of its kind. Recently, Nicholas Stern has come out saying that his report underestimated the risks of climate change, and that the reality is even worse than projected in his 2006 report. He now projects that an investment equivalent of 2% (not 1%) of the world's annual economic output by 2050 is necessary to avoid significant economic costs from global warming.[11]

e. Global warming and climate change may have enormous financial impact.

In the business world, the issue of climate change has evolved from primarily a scientific and public policy concern to one of business risks and opportunities. National policy action on greenhouse gas emissions is requiring companies in virtually every industry to think about the impacts of energy and climate policies on their businesses.[12]

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[7] "Turn Down the Heat: Why a 4°C Warmer World Must be Avoided", the World Bank, November 2012. By the Potsdam Institute for Climate Impact Research climate Analytics.
[8] Brad Plumer, "We're on pace for 4°C of global warming. Here's why that terrifies the World Bank," *Washington Post*, November 19, 2012. http://www.washingtonpost.com/blogs/wonkblog/wp/2012/11/19/were-on-pace-for-4c-of-global-warming-heres-why-the-world-bank-is-terrified/
[9] "The Economics of Climate Change: The Stern Review," Nicholas Stern, Cambridge University Press, January 2007 (originally released by British government in October 2006). (Final report available in pdf form on the British National Archives online: http://webarchive.nationalarchives.gov.uk/+/http://www.hm-treasury.gov.uk/stern_review_report.htm)
[10] Douglas G. Cogan, Corporate Governance and Climate Change: The Banking Sector, Ceres, January 2008, page i.
[11] "Nicholas Stern: 'I got it wrong on climate change – it's far, far worse'," The Guardian, January 26, 2013. http://www.guardian.co.uk/environment/2013/jan/27/nicholas-stern-climate-change-davos
[12] Price Waterhouse Cooper website: http://www.pwc.com/us/en/transaction-services/publications/capitalizing-climate-change.jhtml

The risk of severe economic disruption from climate impacts no longer seems a long shot or a "black swan." Even a recent report commissioned by the relatively conservative Institute and Faulty of Actuaries[13] has warned that pension funds could be "wiped out and reduced to negligible levels" by the coming crises. The report finds that constraints such as shortages of water and dwindling fossil fuel supplies will "at best, increase energy and commodity prices over the next century and, at worse, trigger a long term decline in the global economy and civil unrest."[14] Members in the business community are increasingly taking notice of the potential economic effects of climate change. Indeed, a survey of 2,400 firms conducted by the Carbon Disclosure Project (CDP) revealed that seven of ten firms "think climate change has the potential to significantly impact their revenues."[15] The Carbon Disclosure Project, based in the United Kingdom, works with shareholders and corporations that voluntarily disclose greenhouse gas emissions.

Table 1:

24 RISKS IDENTIFIED BY SECTOR

	Physical	Regulatory	[illegible]
Consumer Discretionary	[illegible]	[illegible]	[illegible]
Consumer Staples	[illegible]	[illegible]	[illegible]
Energy	[illegible]	[illegible]	[illegible]
Financials	[illegible]	[illegible]	[illegible]
Health Care	[illegible]	[illegible]	[illegible]
Industrials	[illegible]	[illegible]	[illegible]
Information Technology	[illegible]	[illegible]	[illegible]
Materials	[illegible]	[illegible]	[illegible]
Telecommunication Services	[illegible]	[illegible]	[illegible]
Utilities	[illegible]	[illegible]	[illegible]
All sectors	81%	83%	63%

25 OPPORTUNITIES IDENTIFIED BY SECTOR

	Physical	Regulatory	[illegible]
Consumer Discretionary	[illegible]	[illegible]	[illegible]
Consumer Staples	[illegible]	[illegible]	[illegible]
Energy	[illegible]	[illegible]	[illegible]
Financials	[illegible]	[illegible]	[illegible]
Health Care	[illegible]	[illegible]	[illegible]
Industrials	[illegible]	[illegible]	[illegible]
Information Technology	[illegible]	[illegible]	[illegible]
Materials	[illegible]	[illegible]	[illegible]
Telecommunication Services	[illegible]	[illegible]	[illegible]
Utilities	[illegible]	[illegible]	[illegible]
All sectors	64%	80%	68%

Citation: "Business resilience in an uncertain, resource-constrained world," CDP Global 500 Climate Change Report 2012

In the face of these developments on climate change, the relative emphasis of the utility on energy efficiency and alternative energy relates directly to the degree to which the Company is part of the solution instead of part of the problem. These methods of addressing energy needs do so without increasing a Company's carbon footprint from the use of fossil fuels, or other

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[13] Actuaries are business professionals who deal with the financial impact of risk and uncertainty. The Institute and Faculty of Actuaries is the professional body which represents actuaries in the United Kingdom; it came into being in August 2010 after the merger of the Institute of Actuaries and the Faculty of Actuaries.

[14] "Pensions could be 'wiped out' by resource shortages, actuaries warn," BusinessGreen, January 23, 2013. (http://www.businessgreen.com/bg/news/2238233/pensions-could-be-wiped-out-by-resource-shortages-actuaries-warn)

[15] "CDP: 70 per cent of firms fear climate threat to revenues," BusinessGreen, January 22, 2013. (http://www.businessgreen.com/bg/news/2237843/cdp-70-per-cent-of-firms-fear-climate-threat-to-revenues)

environmental hazards from nuclear energy. The relative deployment of or resistance to these solutions by the Company is an appropriate and significant policy issue for shareholders to inquire into through the current Proposal.

2. <u>The Proposal is neither vague nor misleading.</u>

The Company claims that the Proposal fails to define the term "risk," and thus "it is unclear what 'risk' or 'risks' are contemplated by the Proposal."

a. The meaning of "risk" is clear to shareholders as well as the Company and board from the supporting statements of the Proposal and the Company's own filings.

The Proposal discusses the changes taking place in - and notable issues that need to be addressed by - the electric power sector. It discusses specifically the financial risks posed to the electric power sector of aging infrastructure, government policy requirements related to energy efficiency, and various climate change impacts. The Proposal notes a recent resource plan which determined that the lowest-cost and lowest-risk risk management strategies are to diversify resources by increasing investments in energy efficiency and renewable energy. The Proposal requests that the Company produce a report on ways it could potentially reduce risk through similar resource diversification.

b. The financial risks related to the electric power sector from the issues raised in the Proposal are clear to shareholders, the Company, and the board.

Specifically, the changes occurring in the electric power sector are familiar to the Company and shareholders as they are noted in the Company's 10-k. In the Company's 2012 10-k (filed 2/28/2012), item 1A addresses "Risk Factors," which "could affect our financial results and cause such results to differ materially from those expressed in any forward-looking statements made by or on behalf of us" (2012 10-k, p. 27). The risks cited in the 10-k are ones that the Company itself has identified as being "material." Three potential causes to "Changes in Commodity Prices" include the "availability of competitively priced alternative energy sources," "changing weather conditions or seasonality," and "changes in legislation and regulation" (2012 10-k, p. 28). Each of these are risks facing the industry that might be managed through a more diversified resource portfolio as sought by the Proposal.

A subsection of Item 1A: "Risk Factors," is titled, "*Changes in Technology May Significantly Affect Our Generation Business by Making Our Generating Facilities Less Competitive*." The section reads, "[w]e primarily generate electricity at large central facilities. This method results in economies of scale and lower costs than newer technologies such as fuel cells, microturbines, windmills and photovoltaic solar cells. **It is possible that advances in technologies will reduce their costs to levels that are equal to or below that of most central station electricity production, which could have a material adverse effect on our results of operations**" (10-k, p. 33, emphasis added). The Company also notes the "risk of potential breakdown or failure of equipment or processes due to aging infrastructure" (10-k, p. 27) – an additional and related issue that is also noted in text of the Proposal.

The Company goes on to argue that, because of the perceived ambiguity in the word "risk," "shareholders voting on the Proposal might interpret it differently, such that 'any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal.' The Proposal very simply and clearly requests a report on actions the Company is taking or could take to reduce risk by diversifying its energy resources. The action requested by the Proposal is the production of a report. The creation of such a report would greatly inform and aid the shareholder on these issues and potential courses of action the Company could take in the future. What is being requested and what would need to be implemented is not ambiguous to shareholders or to the Company. As such, it is not excludable as vague or misleading.

3. The Company has not substantially implemented the Proposal.

The Company asserts that the Proposal is substantially implemented based on its sustainability report and other disclosures. The Proposal requests a report on actions the Company is taking or could take to reduce risk in its energy portfolio by diversifying the Company's energy resources to include increased energy efficiency and renewable energy resources. The Company's claims that it has already "substantially implemented" this request are unfounded, because the information published by the Company neither meets those guidelines, nor the essential purpose of the Proposal.

While the Company has engaged in some reporting on the diversity of its energy portfolio, the Company's existing reporting appears to be materially misleading on precisely the subject matter of the report. Therefore the report in question cannot be substantially implemented. *Chesapeake Energy* (April 13, 2010). The Company cannot be said to substantially implement the Proposal because, in our opinion, **the Company's published information in its sustainability report appears to contain materially false and/or misleading statements and omissions with respect to how the Company is managing risks. While the Company asserts it is "dedicated" to meeting long term energy efficiency and renewable goals, in reality it has been lobbying to freeze those goals at 2012 levels or remove them entirely.**

In its Ohio operations, the Company is lagging significantly behind other utilities in meeting the energy efficiency mandates of the State. The evidence suggests that the Company has struggled to meet existing energy efficiency mandates and is actively lobbying in the Ohio legislature - where the Company is headquartered and has the largest portion of its business - to remove energy efficiency mandates altogether.

Proponent considers this approach to risk mitigation – resisting energy efficiency mandates – to be a questionable, high risk strategy and believe disclosure of this and related strategies is necessary information for investors.

a. FirstEnergy is struggling to meet existing energy efficiency mandates and may not

be banking sufficient energy efficiency savings to meet near-future requirements.

The Company letter states that "the Company is subject to energy efficiency mandates in many of the states where its utilities operate," but inaccurately characterizes the Company's compliance efforts. In Ohio, the Company has struggled to meet the energy efficiency mandate[16] and has pursued compliance strategies that put the Company at risk of financial penalties for noncompliance. The Company, alone among Ohio electric utilities, was unable to save enough energy to comply with Ohio's energy efficiency mandates in 2009[17] and 2010.[18] The Company was able to comply in 2011, but only by relying substantially on "retroactive incentives" for large customers' past energy efficiency efforts.[19] Retroactive incentives allow utilities to give rebates to customers for prior energy efficiency investments that had already taken place. While this may be *legal* it is an indication that the Company is not really implementing aggressive energy efficiency programs, which does not position it well compared to their peer utilities in Ohio.

Thirty Five percent of customers that FirstEnergy serves (2,088,000 of 5,986,000) and 14% of its employees (2,511 of 17,257) live in Ohio (2012 10-k, p. 51 & 27). Under a 2008 law (SB 221), Ohio utilities must provide a changing percentage[20] of power from renewable energy or pay for renewable energy credits. Under the standard, utilities must provide 25% of their retail electricity supply from alternative energy resources by 2025, with specific annual benchmarks for renewable and solar energy resources – half of the standard can be met with 'any new, retrofitted, refueled, or repowered generating facility located in Ohio,' including fossil fuels, making the renewables portion of the standard 12.5% by 2025.

Under the Ohio law, utilities are fined if they do not comply. Because FirstEnergy did not engage in sufficient development of renewable energy, its options were to buy renewable energy credits or pay fines. However, by law, fines cannot be passed on to customers.[21] The Company ended up purchasing renewable energy credits, and then passing those costs on to electric consumers at the cost of five dollars extra per month for two years. In contrast, the cost of the fines would have been 1/15th of the cost of the credits purchased. However, FirstEnergy chose to purchase the credits and then pass down the costs to customers, resulting in the highest costs passed on by a utility to pay for renewable energy credits.[22] Indeed, two audits found that FirstEnergy has spent

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[16] See Ohio Revised Code Section 4928.66.

[17] See Public Utilities Commission of Ohio, Case No. 09-1004-EL-EEC, et al.

[18] See Public Utilities Commission of Ohio, Case No. 11-126-EL-EEC, et al.

[19] 50% of the Company's actual, annualized energy savings in 2011 were from large customers' independent efforts, rather than the Company's proactive efforts to save energy. See Public Utilities Commission of Ohio, Case No. 12-1534-EL-EEC, et al., Application, Appendix A, Page 2.
http://dis.puc.state.oh.us/TiffToPDf/A1001001A12E15B71659C09862_3.pdf

[20] For 2011, 1.00% of the average of the KWH served in 2008-2010; 2012, 1.5% of avg 2009-2011; 2013, 2% of avg. of KWH served 2010-2012.

[21] "FirstEnergy's renewable energy end run: editorial," cleveland.com, August 25, 2012 (http://www.cleveland.com/opinion/index.ssf/2012/08/firstenergys_renewable_energy.html).

[22] "FirstEnergy's renewable energy end run: editorial," cleveland.com, August 25, 2012.

millions of dollars than necessary in this manner since 2009 to comply with state renewable energy mandates. The auditors called FirstEnergy's decisions "seriously flawed" and recommended that the PUCO consider not allowing companies to pass on what the auditors called "excessive costs," which FirstEnergy has said it will challenge.[23]

Reliance on customers' past efforts may ill-position the Company to comply with future energy efficiency mandates. In fact, the Company estimates that it will run out of savings "banked" from these large customer's efforts in 2015,[24] and the Company has not developed energy efficiency programs that can "fill the gap" when this source of savings is no longer available.

Moreover, the Company's plans seem to focus on ensuring that *just enough* widgets are installed by customers to generate the minimum savings needed to meet the energy efficiency mandates.[25] Other Ohio utilities, on the other hand, are *over-complying* now, and banking the extra savings to use when the energy efficiency mandate doubles in 2019. For example, American Electric Power-Ohio's strategic objective between 2012 and 2014 is to "meet or exceed" the energy efficiency mandate.[26] The Company's strategy may place it at risk of substantial financial penalties (the same as if it were unable to meet the renewable energy mandate) when the mandate doubles in 2019; it has no programs in place that it can ramp up to meet the mandate and it will not have any banked savings to utilize.

The Company's risk of failing to meet mandates should be of interest to investors, as well as its strategy of seeking to eliminate the mandates.

b. FirstEnergy's current approach to risk mitigation related to energy efficiency appears to emphasize lobbying the Ohio legislature to remove existing energy efficiency mandates altogether.

The Company claims in its Sustainability report referenced in its no action request letter, Company Letter, page 12, that it is "dedicated to meeting Ohio's mandated goals to reduce electricity usage 22.2 percent by 2025 and peak demand 7.75 percent by 2018" (*Sustainability Report*, page 12). However, the Company's actual strategy in 2012 for addressing the energy efficiency mandate – not, to our knowledge, shared with investors, and certainly not reported in its sustainability report– is removing or substantially weakening the mandate itself.

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[23] "Audit finds FirstEnergy overpaid for renewable energy credits, passed on expenses to customers," Cleveland.com, August 17, 2012.
(http://www.cleveland.com/business/index.ssf/2012/08/audit_finds_firstenergy_overpa.html)
[24] See Public Utilities Commission of Ohio, Case No. 12-2190-EL-POR, et al., Rebuttal Testimony of Eren Demiray, Exhibit EGD-R2, Column 6. http://dis.puc.state.oh.us/TiffToPDf/A1001001A12J29B21521A94268.pdf
[25] See Public Utilities Commission of Ohio, Case No. 12-2190-EL-POR, Direct Testimony of Glenn Reed, Page 5, Line 2. http://dis.puc.state.oh.us/TiffToPDf/A1001001A12J05B60829J00611.pdf.
[26] See Public Utilities Commission of Ohio, Case No. 11-5568-EL-POR, et al., Appendix A, AEP Ohio, Volume 1, EE/PDR Action Plan, Page 1. http://dis.puc.state.oh.us/TiffToPDf/A1001001A11K29B35118F61446.pdf

Todd Schneider, a spokesman for the Company, acknowledged that FirstEnergy "had been circulating a form letter to business customers aimed at convincing state policymakers that a groundswell of opposition to the efficiency mandates had developed. Addressed to Gov. John Kasich and copied to top lawmakers, the letter urges the efficiency mandates be frozen at 2012 levels."[27] It is unclear how the Company can remain "dedicated" to meeting the 22.2% reduction by 2025 while at the same time circulating a form letter that requests efficiency standards be frozen at 2012 levels.

Further, the CEO of the Company, Anthony J. Alexander, made a speech in October 2012 at the "Emerging Issues Policy Forum," **attached in its entirety as Appendix 2** of this letter, advocating vigorously against "wind, solar, energy efficiency" mandates. He railed against "customer-subsidized generation to compete against generation resources that must rely solely on the market to cover their costs." He asserted that the electric utility industry "is the only business in America that essentially pays customers not to use its product. Yet we have no supply issue today." He further criticized renewable energy mandates and subsidies: "We all know that these resources are generally far less dependable than the assets that they're replacing...." As a solution he suggested, in lieu of mandates, "just let the market work. If customers want energy efficiency or renewable power, they will buy it themselves and the market will deliver it."

The Company also argued the "costs of compliance" for the energy efficiency mandate have been high, ignoring both its own ability to control these costs and that these costs are actually investments that lower energy bills for customers. Finally, the Company presented legislators with an either-or proposition that has no basis in fact: develop Ohio's Utica and Marcellus Shale resources *or* invest in energy efficiency. For example, FirstEnergy's advocacy documents state: "When you consider the costs of energy efficiency, you have to wonder why Ohio would mandate increasing energy efficiency benchmarks instead of developing a low-cost, domestic energy source within our state."[28] The Utica and Marcellus Shale will be developed whether or not Ohio has energy efficiency mandates - neither precludes the other. This statement is further evidence of FirstEnergy's current stance in opposition to increasing energy efficiency.

The above evidence seems more than sufficient to demonstrate that the Company has not substantially implemented the request for a report that accurately portrays "actions the company is taking or could take to reduce risks throughout its energy portfolio by diversifying energy resources to include each increased energy efficiency and renewable energy resources." The current reporting by the Company does not, in Proponent's opinion, resemble a fair and accurate portrayal of the Company's handling of this issue.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7), Rule14a-8(i)(10), or Rule 14a-8(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy

[27] "FirstEnergy halts its challenge to efficiency mandates, for now," Cleveland.com, November 28, 2012. http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_halts_its_challeng.html)
[28] FirstEnergy advocacy document, "Ohio's EE Mandates No Longer Make Sense", November 2012.

rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Lucas F. Torres

APPENDIX 1
THE PROPOSAL

Energy Efficiency and Renewable Energy

WHEREAS:

Navigant Consulting recently observed that, "changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008, Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet consumer needs and government policy requirements. Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 and $2.0 trillion.

In May 2011, a National Academy of Sciences report warned that the risk of dangerous climate change impacts grows with every ton of greenhouse gases emitted, and reiterated the pressing need for substantial action to limit the magnitude of climate change and to prepare to adapt to its impacts. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's recent integrated resource plan, which employed a sophisticated approach to risk management determined that the lowest-cost, lowest-risk strategies involve diversifying the company's resource portfolio by increasing investments in energy efficiency and renewable energy.

Twenty-nine states have renewable portfolio standards or goals and over 35% of new power generation capacity in the past five years has come from renewable generating resources.

In October 2011, analysis by Bank of America stated, "Rapidly declining costs are bringing solar much closer to parity with average power prices, especially in sunny regions. By 2015, the economics of utility-scale photovoltaic energy in sunny areas and residential rooftop in high-cost regions should no longer require government subsidies."

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23 percent by 2020. These efficiency gains could save consumers nearly $700 billion.

In July 2012, the Institute for Electric Efficiency indicated that budgets for electric efficiency programs increased to $6.8 billion in 2011, up from $3.2 billion in 2008.

Many electric utilities have helped their customers achieve significant energy savings of at least 1% of the utility's annual electricity sales including Idaho Power, Nevada Power, PG&E, MidAmerican Energy, Salt River Project, Interstate Power and Light, and Massachusetts Electric.

FirstEnergy has argued that Ohio's energy efficiency targets are expensive and unnecessary and has proposed that the targets be revisited.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the Company is taking or could take to reduce risk throughout its energy portfolio by diversifying the Company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.

APPENDIX 2
SPEECH BY FIRSTENERGY CEO
ANTHONY J. ALEXANDER
October 2012

Emerging Issues Policy Forum
Remarks by Anthony J. Alexander
Omni Amelia Island Plantation Resort
October 8, 2012

Thank you for inviting me to participate in the Emerging Issues Policy Forum. It's a great pleasure to join you here at Amelia Island to share my thoughts on some of the major challenges we face in meeting the future energy needs of Americans.

Since I started in this industry more than 40 years ago, I've seen or dealt with many of the challenges this industry has confronted – from oil embargoes and coal shortages to restrictions on the use of natural gas and the cancellation of major nuclear generation programs. I've also seen the reaction to each of these events and others... like more controls on customer use and decisions, and more government-subsidized or mandated solutions.

And, it would appear that we simply can't pass too many laws or enact too many mandates when it comes to electricity policy. After all, they sound good – wind, solar, energy efficiency, subsidized generation, net metering and so forth – and, quite frankly, as long as someone else is paying for it, or it can be buried in an electric bill, it's easy to jump at every new concept.

Many, if not most, of these mandates, however, were created when it was believed we had no other choice. That is no longer the case.

In fact, I believe our industry is at a crossroads. We have a vast supply of domestically produced energy sources – including new shale gas opportunities that can be readily available over the next 200 years. We also have vast coal resources that our customers have benefited from for many years.

Our nation's leaders can either make it more difficult for us to use these domestic resources in the future, or make them the basis for a more practical and effective energy policy going forward.

This reminds me a bit of the '60s... before my time in this business, but a time when the industry undertook a major modernization and expansion effort to take advantage of technology advances in supercritical coal and nuclear generation... and in distribution and transmission. As a nation, we saw substantial increases in the use of electricity that supported job creation and economic development... and we achieved lower prices as the modernized generating fleet and other assets were overall more productive and efficient. Economic growth, development and jobs were the primary objective... supply was the critical catalyst... and national policies were focused on production.

This doesn't mean that we shouldn't consider and use all of the options available... the kind of "all of the above" strategy you've heard people in our industry talk about. But the best way to ensure low prices and more choices for customers is to let competition work. When the government picks winners and losers in the energy marketplace, it drives up prices for all customers, and someone ultimately pays for any uneconomic choice.

For example, since many of you have a deep understanding of regulated generation, you recognize that generation included in the rate base of a utility, including reserves, is dedicated to meeting the requirements of those customers and is fully paid for by those customers.

Yet, we pursue a policy that enables customer-subsidized generation to compete against generation resources that must rely solely on the market to cover their costs. When this happens in international markets, it's called "dumping" – and we take aggressive action to support our competitive businesses in the United States because we understand the consequences to jobs and prices over the long term. The domestic "dumping" of electricity will have the same impact on competitive generation and electricity markets... yet we do nothing to stop its impact.

We've also seen demand response participation in PJM's capacity market increase from about 1,700 megawatts five years ago to over 14,000 megawatts committed in this year's capacity auction. In the last two capacity auctions alone, more than 60 percent of the reserve margin is expected to be met by demand response... And in some areas of PJM, it's an even higher percentage of reserve capability.

From a practical standpoint, we are now designing the future electric system assuming customers won't use our product.

Also, if demand response participants change their minds later, all customers will be stuck with the consequences of inadequate supplies. As the independent monitor for our region's power markets recently noted, PJM's definition of demand response "permits inferior products to substitute for capacity." That should give all of us concern.

Some of the mandates regarding energy efficiency will have similar impacts. In Ohio, we face a mandate that would eliminate about 22 percent of customer use by 2025 – which is in addition to the reductions due to higher levels of federal energy efficiency standards for lighting, other appliances and equipment.

To put this in perspective, as a result of Ohio's energy efficiency mandates, we have industrial customers already paying over $1 million annually in their electric bill for energy efficiency programs they don't need or use – simply to help make their competitors more efficient. This is a tax on those companies that have made the investments themselves – and a government entitlement to those who have not. Ultimately, it will impact our nation's competitiveness, and will likely lead to fewer jobs and less growth.

And when you think about it, the electric utility industry is the only business in America that essentially pays customers not to use its product. Yet, we have no supply issue today. And more important, if we can do it in electricity markets, why not have the automobile companies pay customers not to buy cars... and then have them charge more to customers who do buy them? Or the oil companies pay customers not to use gasoline? No one would think you could do that in America to any business... but this logic is applied to the electric business every day.

Now consider government mandates for subsidized renewable power. We all know that these resources are generally far less dependable than the assets they're replacing. And, more important, as more of these resources are added to the system, the impact will not only affect the need for new power plants, but they will impact the existing baseload fleet's cost and reliability as well.

Keep in mind, all of these sources – demand response, energy efficiency and renewables – are variable. They depend on weather, the level of subsidy, and the individual choices customers make regarding the service they want and the products they choose to buy that use electricity. They just aren't the same as real hardware on the ground that is capable of responding to customer demand whenever that demand occurs.

So when regulators and lawmakers question why new generation is not being built, the answer is that it's tough to justify a billion dollar investment decision for new, more modern and efficient generation… or to install environmental upgrades… when both the supply and demand can be, and are being, distorted and manipulated by regulatory policies. In competitive markets, it boils down to how much demand will be destroyed by paying customers not to use the product… how much of the supply will be created by shutting customers off… how much subsidized generation will be built or mandated that distorts markets… and how much regulated generation will be dumped into the markets. And, those are risks that could ultimately make any investment worthless.

It's important for customers to better understand these basic realities and the true cost of regulatory mandates. These mandates aren't free. They create inefficiencies, lead to higher costs, assume customers can't make decisions for themselves… and, maybe more important, are a tax on the economy and the American people.

Whenever I'm faced with a challenge, I like to at least hear some solutions that could address the issue. The simple one, for example, is to just let the market work. If customers want energy efficiency or renewable power, they will buy it themselves and the market will deliver it. But it's probably more complicated than that… so let me give you a couple of additional thoughts.

Regarding demand response, make it comparable to real generation assets. That means you have to know where it's at… it can't be withdrawn at later times without approval… and it must be available at all times like any other generating asset.

Regarding subsidized or regulated generation, power from these sources should not be bid into competitive markets unless the price is no less than the full cost being paid for by the regulated customers… or now, in some instances, by the taxpayers.

Since I truly believe that competitive markets over time will deliver the most options to customers at the lowest price, addressing these issues will facilitate growth, economic development and jobs… lead to greater reliability and supply assurance… and accelerate the modernization of the generating fleet.

Now that I've hopefully stimulated your thoughts concerning generation and the supply/demand curve generally, let me address another fundamental issue facing the industry… and that has to do with the basic infrastructure. Not unlike the pipe-related issues in the natural gas and water industries, we face similar challenges to our electric distribution infrastructure. Those issues seem to be compounded by more severe storms… Recently, I've had enough 100-year storms – and even some new types, derechos – to last me another lifetime. And then, of course, many of the trees planted along right of ways and in yards are now well over 50 years old.

While I hate to admit it, age does impact strength – and the largest trees, even outside our right of ways, can impact reliability. Infrastructure improvements, storms and tree maintenance or removal are really the key variables to sustained and improved reliability for customers. And, in each instance, the costs associated with addressing these issues is generally far greater than what is embedded in the fixed rates of utilities.

For example, the cost of replacing a standard overhead distribution circuit or underground system installed in the early '70s would be more than seven times the original installation cost. Ten years ago it cost about $3,000 per mile for tree maintenance… now it's over $5,000 per mile. And storms – well, the only way I can put it is that over the last two years alone, my company has incurred nearly $400 million in major storm-related damage.

Finding a better model for more timely recovery of these costs is something we should all work on to provide more reliable and better service to customers and to better levelize the costs of doing so for customers.

In fact, from my experience, riders and formula rates would work far better than the current model – and, from a customer perspective, they will produce prices that are the same or less because of the more efficient use of capital. They also avoid the unevenness that otherwise occurs in the normal rate process… and they better facilitate the engagement of regulators and utilities in a joint planning effort to meet customer service expectations.

As an industry and as regulators, we have a lot on our plates. But by working together – as we have so many times in the past – we will be in the best position to meet the needs of customers… And that's what this business, and today's forum, are all about. Thank you.

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Shareholder Proposal Submitted by the State of New York Office of the State Comptroller

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal and supporting statement. The State of New York Office of the State Comptroller (the "Proponent") submitted the proposal and the supporting statement (collectively, the "Proposal").

FirstEnergy intends to file the 2013 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in *Staff Legal Bulletin 14D* (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2013 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent and related correspondence is attached to this letter (see Exhibit A).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so that it is materially false and misleading and Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information."

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related to the Company's Ordinary Business Operations.

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proposal both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by probing too deeply into the complex issues of how the

Company determines and manages its mix of energy sources and requiring management's preparation of a burdensome report on these issues.

B. *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks A Risk Assessment Related to the Company's Ordinary Business Operations*

The Proposal requests a report "on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources." The Proposal's request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As indicated in *Staff Legal Bulletin No. 14E* (October 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. ... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document-where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business-we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See Pfizer Inc.* (February 16, 2011) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment); *TJX Companies, Inc.* (March 29, 2011) (same); *Amazon.com, Inc.* (March 21, 2011) (same); *Wal-Mart Stores, Inc.* (March 21, 2011) (same); *Lazard Ltd.* (February 16, 2011) (same). In the present case, the Proposal is similarly structured as a request to provide a report on actions the Company is taking or could take to reduce risk throughout its energy portfolio arising from a subject matter that constitutes ordinary business operations. More specifically, the Proposal addresses the reduction of risk by "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources," and directly implicates the Company's decisions relating to the mix of resources used to generate electricity at its plants, which is at the heart of the Company's day-to-day business operations and its primary business, the generation, distribution and transmission of electric energy. The Staff has concurred in the exclusion of proposals regarding these topics on ordinary business grounds, as discussed in more detail below.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks to Impermissibly Micro-Manage the Company's Business

The Proposal implicates exactly the type of day-to-day business operations the 1998 Release indicated are both impractical and too complex to subject to shareholder oversight and therefore the Proposal is an improper subject for shareholder consideration under Rule 14a-8(i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to micro-manage the Company's business by requesting a report on actions the Company is taking or could take to reduce risk throughout changes its energy portfolio by altering the mix of energy sources the Company uses in its core electric generation, distribution and transmission businesses. The Proposal addresses the Company's day-to-day use of various energy sources and its generation, distribution and transmission of electric energy to over six million wholesale, municipal, industrial, commercial, residential and other customers from various sources, which is fundamental to the Company's primary business. The type of actions and policies encompassed by the Proposal – determining the mix of energy sources available to the Company for use in its business, whether for its own consumption or sale to its customers, and evaluating the risks and impacts of using such sources (and the related resources that are required therefor) – constitute central and routine aspects of managing the Company's operations as a provider of electric utility services. In this regard, as disclosed in the Company's Form 10-K for the year ended December 31, 2011, the Company's electricity generation asset portfolio consists of approximately 30 operating plants, many containing a number of generating units of coal-fired, nuclear, hydroelectric, oil and natural gas and wind capacity. Accordingly, these issues are extremely complex and beyond the ability of shareholders, as a group, to make informed judgments.

The generation of electricity is a complex process that requires the assessment of myriad operational, technical, financial, legal and organizational factors. Assessing financial and operational risks posed by the challenges associated with the generation of electricity is an intricate process that takes into account a number of factors, including governmental rules and regulations, scientific information and new technologies. One of the ways in which the Company conducts this business is by determining the resources it will use to generate electricity. Decisions related to the mix of resources used to generate electricity are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters. The Company believes that the Proposal calls for the micro-management of particular aspects of the Company's ordinary business operations. The decision regarding which technology best suits the Company in generating the electricity it sells and distributes can be made only after a thorough examination of a multitude of factors. *See the 1998 Release.*

Environmental stewardship is a core strategic priority for the Company. The Company's environmental strategy is designed to meet customer and policy maker expectations while creating shareholder value. The Company pursues environmental policy initiatives that promote its environmental stewardship and provide growth opportunities. Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by the Company's management on a day-to-day basis. As such, these are improper matters for shareholder oversight and should not be dealt with through the shareholder proposal process.

Due to the nature of the Company's business, preparation of reports beyond what is already produced would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of one of the largest diversified energy companies in the United States, including an analysis of various decisions, strategies and plans formulated and implemented at various Company generation plants. Such an undertaking would necessarily encompass FirstEnergy's financial budgets, capital expenditure plans, pricing philosophy, production plans and short- and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

The nature of FirstEnergy's business is to generate, distribute and transmit electricity. For the reasons stated above, it is FirstEnergy's belief that any future decisions to alter the mix of resources used to generate such electricity are the fundamental responsibility of management and are not matters appropriate for shareholder oversight.

D. The Proposal May be Excluded Under Rule 14a-8(i)(7)Because It Relates To The Company's Choice Of Technologies.

Although the Proposal is styled as a request for the Company to assemble a report, it simultaneously intends to influence the Company's choice of technology and resources used to generate electricity. The Staff has concurred in the exclusion of shareholder proposals relating to the development of products and product lines, including choices of processes and technologies used in the preparation of a company's products, as relating to a company's ordinary business operations. In *Applied Digital Solutions, Inc.* (April 25, 2006), the Staff concurred with the exclusion of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security" because it related to the company's ordinary business operations, specifically, product development. In *CSX Corp.* (January 24, 2011) ("CSX"), the Staff concurred in the exclusion of a proposal that CSX Corp. develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *See also WPS Resources Corp.* (February 16, 2001) concurring in the exclusion of a proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to "the choice of technologies") ("WPS Resources"); and *Union Pacific Corp.* (December 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations) ("Union Pacific").

Similar to the proposals in *Applied Digital Solutions, CSX, WPS Resources* and *Union Pacific*, the Proposal relates to a specific process and technology used by the Company in developing its product for sale, in this case, the generation of electricity for distribution and transmission to over six million wholesale, municipal, industrial, commercial, residential and other customers. As noted above and as disclosed in the Company's Form 10-K for the year ended December 31, 2011, the Company's electricity generation asset portfolio consists of approximately 30 operating plants, many containing a number of generating units of coal-fired, nuclear, hydroelectric, oil and natural gas and wind capacity. Thus, by requesting a report on the reduction of risk through diversification of the Company's energy resources to include increased energy efficiency and renewable energy, the Proposal relates specifically to the processes and technologies the Company chooses to use to generate electricity.

Furthermore, in Exxon Mobil Corp. (March 6, 2012) ("Exxon Mobil"), the Staff concurred with the exclusion of a proposal that required the company to prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands." Exxon Mobil Corp. noted in its no-action request that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters." Likewise and as mentioned above, FirstEnergy's choice of the mix of energy sources it uses in its electric services business is fundamental to management's ability to run the Company on a day-to-day basis and such decisions are based on highly technical matters regarding which shareholders are not in the best position to judge.

E. The Proposal Does Not Focus On A Significant Policy Issue.

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." 1998 Release. As noted above, SLB 14E states that the excludability of a proposal related to a risk assessment hinges on whether the underlying subject matter of the risk assessment is a matter of ordinary business or a significant policy issue. While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal is excludable.

The Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. *See e.g., Assurant, Inc.* (March 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change); *Foundation Coal Holdings, Inc.* (March 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *CONSOL Energy Inc.* (February 23, 2009) (same); *Alpha Natural Resources, Inc.* (February 17, 2009) (same); *General Electric Co.* (January 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); *Arch Coal, Inc.* (January 17, 2008) (same as *Foundation Coal Holdings* above); *Centex Corporation* (May 14, 2007) (concurring that the company could exclude a proposal calling for management to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); *Ryland Group, Inc.* (February 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); *Hewlett-Packard Company* (December 12, 2006) (same); *Newmont Mining Corp.* (February 5, 2005) (concurring that the company could exclude a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company"); *Ford Motor Company* (March 2, 2004) (concurring that the company could exclude a proposal calling for an annual report on climate change science where the request set forth "the specific method of preparation and the specific information to be included in a highly detailed report"); *American International Group, Inc.* (February 11, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business); *Chubb Corporation* (January 25, 2004) (same); and *Cinergy Corp.* (February 5, 2003) (concurring that the company could exclude a proposal requesting a report on, among other things, economic risks associated with the company's past, present and future emissions of certain substances).

As illustrated above, a proposal and supporting statement are excludable if their overall focus (as opposed to the scope of the resolution) is not on a significant policy issue or other matter that is outside of ordinary business. *See Walt Disney Co.* (December 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"). For example, in *Dominion Resources, Inc.* (February 3, 2011) ("Dominion Resources"), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The Staff concurred in the exclusion of the proposal, even though the proposal touched the environment, noting that the proposal related to "the products and services offered for sale by the company." Most recently, in *Exxon Mobil*, the Staff concurred in the exclusion of a proposal because "the proposal addresses the 'economic challenges' associated with the oil sands and does not . . . focus on a significant policy issue."

Similar to the proposal in Dominion Resources and Exxon Mobil, while the Proposal touches on an environmental issue, the Proposal's main focus is on the energy efficiency and renewable energy, focusing on matters related to economic savings and infrastructure matters. Based on the supporting statement, it does not appear that the desired reduction of risk is environmentally driven. The supporting statement is 11 paragraphs long, but only one paragraph addresses risks related to climate change and the environment.

Similar to the Dominion Resources proposal and Exxon Mobil, the Proposal mentions and focuses on the non-environmental aspects of the generation of electricity to such an extent that the Proposal should not be characterized as an environmental proposal. The bulk of the Proposal focuses on issues that are not necessarily directly related to environmental concerns: (i) aging infrastructure (paragraph two), (ii) the prevalence of renewable generating resources (paragraph four), (iii) declining costs of solar power (paragraph five), (iv) potential energy cuts to energy consumption (paragraph seven), (v) increased budgets for electric efficiency programs (paragraph eight), (vi) energy savings (paragraph nine) and (vii) costs of energy efficiency targets (paragraph 10).

The proposal in *Chesapeake Energy Corp.* (April 13, 2010) (declining to concur in the exclusion of a proposal that sought a report on various environmental issues relating to the company's hydraulic fracturing operations because "the proposal focuses primarily on the environmental impacts of Chesapeake's operations") provides a helpful contrast. That proposal's supporting statement emphasized the effect hydraulic fracturing has on the earth and discussed the chemicals that it releases into the environment, and its resolution focused solely on environmental concerns. The Proposal, however, focuses on economic, infrastructure, efficiency and various other matters related to the generation of electricity. While it may be argued that the discussion about energy efficiency and renewable energy relates to environmental concerns, the subject matter of the supporting statement is much broader.

The type of report requested by the Proposal necessarily entails the Company's assessment of its generation of electricity, and the Proposal and the supporting statements suggest that the reason to do so is for economic efficiency and infrastructure purposes. Similar to Dominion Resources and Exxon Mobile, the overall focus of the Proposal is not limited to a significant policy issue such as the environment, and the Proposal is therefore excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Proposal fails to define a critical term and otherwise provide guidance on what is necessary to implement it. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See Staff Legal Bulletin No. 14B* (September 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) ("Fuqua Industries"). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); and *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff has consistently concurred with the exclusion of proposals where such proposals fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. Specifically, in *Bank of America Corp.* (February 25, 2008), the proposal requested that the company amend its policies "to observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but failed to define what would constitute "further involvement" and "activities that support MTR [projects]." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Wendy's International, Inc.* (February 24, 2006), the Staff concurred with the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) where the proposal requested a report on the progress made toward "accelerating development" of controlled-atmosphere killing, but failed to define the critical terms "accelerating" and "development."

As noted above, the Proposal fails to define a critical term and otherwise provide guidance on what is necessary to implement it. Specifically, the Proposal does not define what is meant by the term "risk." Neither the Proposal, nor the supporting statement is clear on how the term "risk" is to be defined or evaluated. In this regard, due to the nature of the supporting statement to the Proposal, it is unclear what "risk" or "risks" are contemplated by the Proposal. Is the Proponent referring to the reduction of risk related to environmental matters, aging infrastructure, or economic efficiency and rising energy costs? Because the Proposal fails to identify the context of the term "risk," and fails to otherwise clarify how the Company's mix of resources should be diversified to reduce risk, shareholders voting on the Proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries.*

Thus, the Proposal, as with the proposals in the precedents cited above, falls within a long line of vague proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3). *See Eastman Kodak Co.* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks, stock options" failed to define various terms and gave no indication of how the options were to be valued); *Pfizer Inc.* (February 18, 2003) (proposal requesting that the Board "make all stock options to management and the Board of Directors at no less than the highest stock price" failed to define critical elements or otherwise provide guidance on what would be necessary to implement it); *General Electric Co.* (February 5, 2003) (proposal urging the Board to "seek shareholder approval of all compensation for Senior Executives and Board members not to cxceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how to measure those terms); *General Electric Co.* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on bow benefits should be measured for purposes of implementing the proposal). In addition, under prior Rule 14a-8(c)(3), which also prohibited vague and indefinite proposals, the Staff concurred in exclusion of a proposal that sought to prohibit a company from "interfering" with the "government policy" of certain foreign governments, noting that "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply." *American Telephone and Telegraph Co.* (January 12, 1990).

Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(10) Because The Company Has Already Substantially Implemented The Proposal.

The Proposal requests that the Company produce a report on actions that it is taking or will take to reduce risk by diversifying the Company's energy resources to include increased energy efficiency and renewable energy resources. As detailed below, the Company has already undertaken numerous initiatives to diversify its energy sources, increase efficiency and provide information to shareholders and the general public regarding its environmental efforts, including those initiatives related to the expansion of new and effective technologies related to electricity generation. The Company has spent more than $10 billion on environmental protection efforts since the Clean Air Act became law in 1970 and reduced its CO2 emission rate by 16 percent through this period. In 2012, in response to various environmental regulations, the Company announced plans to deactivate nine coal-fired power plants with a total capacity of 3,349 MW located in Ohio, Pennsylvania, Maryland, and West Virginia. Units at three of these coal-fired plants will continue to operate over the near term pursuant to Reliability Must Run arrangements with PJM Interconnection, LLC. After all of these units have been deactivated, ncarly 100 percent of the power provided by the Company will come from resources that are non- or low-emitting, with approximately 87 percent of the Company's remaining plants equipped with water cooling towers that minimize the need for additional intake water.

The Company has been forthcoming in its disclosures about environmental matters and has recently expanded its SEC disclosure on how it is managing regulatory and environmental issues relating to its electrical power generation operations, energy efficiency and renewable energy. For example, the Company includes disclosure regarding distributed energy resources such as fuel cells, solar and wind systems and energy storage technologies in its Annual Report on Form 10-K. As reported in its Form 10-K, the Company is currently testing the world's largest utility-scale fuel cell system to determine its feasibility for augmenting generating capacity during summer peak-use periods and has updated its website and made disclosures in its public filings about environmental matters.

In addition to disclosure in its SEC reports, the Company has made available on its website a Sustainability Report that includes the steps that have been taken by the Company to address the challenge of climate change.[1] The report details the Company's operations, including its generation portfolio which now includes more than 2,300 megawatts of hydro, pumped storage hydro, wind and solar generation either owned or under contract. FirstEnergy is one of the largest providers of wind energy in its service region. As disclosed in its Sustainability Report, FirstEnergy plans to expand its use of renewable energy and energy storage.

The Company is subject to energy efficiency mandates in many of the states where its utility companies operate that are designed to slow the anticipated demand for electricity. In Ohio, FirstEnergy's companies offer a portfolio of programs for residential and commercial customers including rebates on the purchase of new, efficient appliances and products; rebates on the cost of home energy audits and heating, ventilation and air conditioning (HVAC) replacements; an incentive to recycle older, less-efficient refrigerators, freezers and room air conditioners; and programs for low-income customers. The utility companies' programs for commercial and industrial customers provide incentives to install efficient lighting, motors, drives and other equipment. In addition, the utility companies offer retroactive incentives for qualified investments in energy improvements. All of these programs and others are intended to help the utility companies meet Ohio's mandated goals to reduce electricity usage 22.2 percent by 2025 and peak demand 7.75 percent by 2018.

FirstEnergy's Pennsylvania utility companies offer energy efficiency programs that largely mirror the programs available in Ohio. Energy efficiency mandates in Pennsylvania require FirstEnergy's utilities to reduce electricity usage by three percent and peak demand 4.5 percent by May 31, 2013. New targets for energy efficiency have been established for 2016 – 22 percent for Metropolitan Edison Company, two percent for Pennsylvania Power Company, 2.2 percent for the Potomac Edison Company and nine percent for West Pennsylvania Power Company of baseline consumption during the period from June 1, 2009 and May 31, 2010.

---

[1] The Sustainability Report is publicly available at https://www.firstenergycorp.com/content/dam/newsroom/files/Sustainability%20Report_low%20res_.pdf.

In Maryland, the Company's Potomac Edison subsidiary offers rebates and incentive programs under the state's EmPOWER Maryland program to reduce energy consumption and demand 15 percent by 2015. Potomac Edison's portfolio of programs also is similar to those offered in Ohio and Pennsylvania, with rebates and incentives that provide customers with opportunities to save both money and energy by investing in energy efficiency improvements.

Rates for electric utility customers in New Jersey include a charge that funds the New Jersey Clean Energy programs owned by the state's Office of Clean Energy.

While West Virginia does not currently have legislation mandating energy efficiency, FirstEnergy's utility subsidiaries in that state provide two energy efficiency programs – one for low-income customers and one for government, commercial and industrial facilities.

FirstEnergy continues to pursue new sources of clean, renewable energy and other opportunities to meet customers' needs in an environmentally sound manner. The diversity of the Company's renewable energy portfolio continues to grow.

To expand the Company's wind portfolio, the Company entered into an agreement to purchase 100 MW of output from the Blue Creek Wind Farm, the first large-scale wind operation to begin construction in Ohio. This project will bring the Company's amount of available wind power to nearly 500 MW, strengthening its position as one of the largest providers of renewable energy in the region and helping the Company to meet Ohio's renewable energy mandates.

The Company has long-term contracts to purchase approximately 26 MW of solar renewable energy credits from solar projects in Ohio, Pennsylvania and New Jersey, including output from a solar array installed at a Campbell's Soup facility in Napoleon, Ohio. The Company also has a long-term contract to purchase the output from the Maryland Solar Farm, the largest solar facility planned for the East Coast. This project is scheduled to begin producing electricity in 2013.

The Company also has more than 1,800 MW of hydroelectric generating capacity, most of it from pumped-storage hydro facilities. The facilities act as a means of storing energy for use when it is needed most. During times of low demand for electricity, water is pumped uphill into a high-elevation reservoir. When demand for electricity is at its peak, the stored water is released to flow through turbines to produce electricity.

In addition to solar and wind Renewable Energy Credits ("RECs"), the Company also manages a large portfolio of RECs in Ohio, including those created from landfill gas, municipal solid waste and biomass projects. In New Jersey, the Company's manages a Solar REC program approved by the Board of Public Utilities to encourage the development of solar energy resources in the state.

Additionally, the Company's Environmental Report, dated Spring 2012, addresses reduction of risk through energy efficiency and renewable energy resources.[2] The Environmental Report provides an update to shareholders regarding the Company's efforts related to new sources of clean, renewable energy. As reported in FirstEnergy's Environmental Report, FirstEnergy Solutions Corp. ("FES") is one of the largest providers in the Company's region of renewable energy, with more than 2,300 MW of hydro, pumped-storage hydro, wind and solar generation either owned or under contract. In this regard, diversity of FES's renewable energy portfolio has grown significantly since 2007, putting FES in a strong position to meet changing environmental requirements. To better inform shareholders of the Company's efforts in connection with energy efficiency and renewable energy, the Environmental Report provides updates on matters related to resources such as wind, solar and hydroelectric, as well as energy storage.

Further, in its Environmental Report, the Company reports on its commitment to energy efficiency and smart grid technology as mandated in the states where its generating companies operate and provides a discussion regarding research and development within the electric industry. Such research and development discussion address the actions that the Company could take to reduce risk in the future. For example, the Company reports on the long history of supporting research and demonstration projects through the Electric Power Research Institute and universities in the areas of fuel cells, solar and wind generation and energy storage technologies.

The Company believes it has already taken appropriate actions to report on actions the Company is taking or could take to reduce risk throughout its energy portfolio. Disclosure contained in the Company's SEC reports, Sustainability Report and Environmental Report address the reduction of risk through diversification of the Company's energy resources to include increased energy efficiency and renewable energy resources.

The Staff has allowed the exclusion of shareholder proposals in similar situations. *See Alcoa Inc.* (February 3, 2009); *Wal-Mart Stores, Inc.* (March 10, 2008); and *Johnson & Johnson* (February 22, 2008). The companies in *Alcoa, Wal-Mart* and *Johnson & Johnson* were able to exclude shareholder proposals requesting a global warming report that discussed how the companies may have affected global warming to-date and in the future. Likewise, the Proposal requests a report on actions the Company is taking or could take to reduce risk through diversifying its energy resources. The Staff concluded that Alcoa Inc., Wal-Mart Stores, Inc. and

[2] The Environmental Report is publicly available at https://www.firstenergycorp.com/content/dam/environmental/files/Environmental%20Report%202012.pdf.

Johnson & Johnson had substantially implemented the proposals because of sustainability reports and other global warming materials on the company websites.

Accordingly, based on Staff precedent and the Company's environmental initiatives and disclosure efforts, we request the Staff's concurrence that the Company may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the essential objective of the Proposal.

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2013 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 30, 2012

RECEIVED

DEC 03 2012

Assistant Secretary's Office

Ms. Rhonda Ferguson
Vice President and Corporate Secretary
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform FirstEnergy Corp. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of FirstEnergy Corp. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Energy Efficiency and Renewable Energy

WHEREAS:

Navigant Consulting recently observed that, "changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008, Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet consumer needs and government policy requirements. Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 and $2.0 trillion.

In May 2011, a National Academy of Sciences report warned that the risk of dangerous climate change impacts grows with every ton of greenhouse gases emitted, and reiterated the pressing need for substantial action to limit the magnitude of climate change and to prepare to adapt to its impacts. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's recent integrated resource plan, which employed a sophisticated approach to risk management determined that the lowest-cost, lowest-risk strategies involve diversifying the company's resource portfolio by increasing investments in energy efficiency and renewable energy.

Twenty-nine states have renewable portfolio standards or goals and over 35% of new power generation capacity in the past five years has come from renewable generating resources.

In October 2011, analysis by Bank of America stated, "Rapidly declining costs are bringing solar much closer to parity with average power prices, especially in sunny regions. By 2015, the economics of utility-scale photovoltaic energy in sunny areas and residential rooftop in high-cost regions should no longer require government subsidies."

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23 percent by 2020. These efficiency gains could save consumers nearly $700 billion.

In July 2012, the Institute for Electric Efficiency indicated that budgets for electric efficiency programs increased to $6.8 billion in 2011, up from $3.2 billion in 2008.

Many electric utilities have helped their customers achieve significant energy

savings of at least 1% of the utility's annual electricity sales including Idaho Power, Nevada Power, PG&E, MidAmerican Energy, Salt River Project, Interstate Power and Light, and Massachusetts Electric.

FirstEnergy has argued that Ohio's energy efficiency targets are expensive and unnecessary and has proposed that the targets be revisited.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.

First Energy



State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Rhonda Ferguson

Phone Number:

Fax Number:

Date: 11/30/12

Pages to follow: 4

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 29, 2012

Ms. Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall Suite 500
Minneapolis, Minnesota 55401-1993

Dear Ms. Hart:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Xcel Energy Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Xcel Energy Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Energy Efficiency and Renewable Energy

WHEREAS:

Navigant Consulting recently observed that, "changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008, Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet consumer needs and government policy requirements. Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 and $2.0 trillion.

In May 2011, a National Academy of Sciences report warned that the risk of dangerous climate change impacts grows with every ton of greenhouse gases emitted, and reiterated the pressing need for substantial action to limit the magnitude of climate change and to prepare to adapt to its impacts. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's recent integrated resource plan, which employed a sophisticated approach to risk management determined that the lowest-cost, lowest-risk strategies involve diversifying the company's resource portfolio by increasing investments in energy efficiency and renewable energy.

Twenty-nine states have renewable portfolio standards or goals and over 35% of new power generation capacity in the past five years has come from renewable generating resources.

In October 2011, analysis by Bank of America stated, "Rapidly declining costs are bringing solar much closer to parity with average power prices, especially in sunny regions. By 2015, the economics of utility-scale photovoltaic energy in sunny areas and residential rooftop in high-cost regions should no longer require government subsidies."

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23 percent by 2020. These efficiency gains could save consumers nearly $700 billion.

In July 2012, the Institute for Electric Efficiency indicated that budgets for electric efficiency programs increased to $6.8 billion in 2011, up from $3.2 billion in 2008.

Many electric utilities have helped their customers achieve significant energy

savings of at least 1% of the utility's annual electricity sales including Idaho Power, Nevada Power, PG&E, MidAmerican Energy, Salt River Project, Interstate Power and Light, and Massachusetts Electric.

FirstEnergy has argued that Ohio's energy efficiency targets are expensive and unnecessary and has proposed that the targets be revisited.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.



FirstEnergy Corp.
Daniel M Dunlap to: pdoherty — 12/13/2012 01:27 PM
Bcc: Daniel M Dunlap

From: Daniel M Dunlap/FirstEnergy
To: pdoherty@osc.state.ny.us
Bcc: Daniel M Dunlap/FirstEnergy

Mr. Doherty,

As a follow-up to our earlier telephone conversation and as requested, attached is the fax we received with the letter addressed to Xcel Energy Inc. To our knowledge, we have not received any other correspondence such as an original letter in the mail that you mentioned or any ownership letter referred to in the letter.

Please reply or call to let me know what you find on your end.

Thank you,



20121213132219327.pdf - 20121213132219327.pdf

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone:
Fax:
E-Mail:



FirstEnergy

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Rhonda Ferguson

Phone Number: 5

Fax Number: -

Date: 11/30/12

Pages ~~to follow~~: 4

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 29, 2012

Ms. Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall Suite 500
Minneapolis, Minnesota 55401-1993

Dear Ms. Hart:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Xcel Energy Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Xcel Energy Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

Energy Efficiency and Renewable Energy

WHEREAS:

Navigant Consulting recently observed that, "changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008, Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet consumer needs and government policy requirements. Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 and $2.0 trillion.

In May 2011, a National Academy of Sciences report warned that the risk of dangerous climate change impacts grows with every ton of greenhouse gases emitted, and reiterated the pressing need for substantial action to limit the magnitude of climate change and to prepare to adapt to its impacts. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's recent integrated resource plan, which employed a sophisticated approach to risk management determined that the lowest-cost, lowest-risk strategies involve diversifying the company's resource portfolio by increasing investments in energy efficiency and renewable energy.

Twenty-nine states have renewable portfolio standards or goals and over 35% of new power generation capacity in the past five years has come from renewable generating resources.

In October 2011, analysis by Bank of America stated, "Rapidly declining costs are bringing solar much closer to parity with average power prices, especially in sunny regions. By 2015, the economics of utility-scale photovoltaic energy in sunny areas and residential rooftop in high-cost regions should no longer require government subsidies."

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23 percent by 2020. These efficiency gains could save consumers nearly $700 billion.

In July 2012, the Institute for Electric Efficiency indicated that budgets for electric efficiency programs increased to $6.8 billion in 2011, up from $3.2 billion in 2008.

Many electric utilities have helped their customers achieve significant energy

savings of at least 1% of the utility's annual electricity sales including Idaho Power, Nevada Power, PG&E, MidAmerican Energy, Salt River Project, Interstate Power and Light, and Massachusetts Electric.

FirstEnergy has argued that Ohio's energy efficiency targets are expensive and unnecessary and has proposed that the targets be revisited.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.